Exhibit 99.2.b

ASHTON MINING
OF CANADA INC.

ANNUAL INFORMATION FORM

FOR

THE FINANCIAL YEAR ENDED DECEMBER 31, 2005

March 1, 2006

Ashton Mining of Canada Inc.
Unit 116 – 980 West 1st Street
North Vancouver, B.C.
V7P 3N4

The statements made in this Annual Information Form that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the objectives and results described herein.

TABLE OF CONTENTS

1.	INCORPORATION	1

2.	INTERCORPORATE RELATIONSHIPS	1

3.	GENERAL DEVELOPMENT OF THE BUSINESS	1

4.	NARRATIVE DESCRIPTION OF THE BUSINESS	2

	Quebec	3
	Other Exploration Activities	19
	Environmental	20
	Personnel	20
	General	20
	Financings	20

5.	RISK FACTORS	21

	Need for Additional Funds	21
	Exploration and Development	21
	Diamond Markets	22
	Title Risks	23
	Environmental Regulations, Permits, and Licences	23
	Competition and Agreements with Other Parties	23

6.	DIVIDENDS	24

7.	DESCRIPTION OF CAPITAL STRUCTURE	24

	Common Shares and Preferred Shares	24
	Stock Options and Warrants	25
	Escrowed Shares	25

8.	MARKET FOR SECURITIES	25

9.	DIRECTORS AND OFFICERS	26

10.	REGISTRAR AND TRANSFER AGENT	27

11.	INTERESTS OF EXPERTS	28

	Names of Experts	28
	Interests of Experts	28

12.	AUDIT COMMITTEE	28

	Composition of the Audit Committee	28

	Relevant Education and Experience	28
	Pre-Approval Policies and Procedures	29
	External Auditor Service Fees (By Category)	29

13.	ADDITIONAL INFORMATION	29

SCHEDULE A	AUDIT COMMITTEE CHARTER

ii

ASHTON MINING OF CANADA INC.

ANNUAL INFORMATION FORM

MARCH 1, 2006

1.                                      INCORPORATION

Ashton Mining of Canada Inc. (“Ashton” or the “Corporation”) is organized under the Canada Business Corporations Act (the “CBCA”).  The Corporation was formed on August 26, 1993 by the amalgamation of Ashton Mining of Canada Limited and Ashton Operations Inc. pursuant to the CBCA.  Ashton Mining of Canada Limited was incorporated under the CBCA on October 19, 1987.  Ashton Operations Inc. was incorporated on October 16, 1987 under the laws of British Columbia and was continued under the CBCA on July 29, 1993.

2.                                      INTERCORPORATE RELATIONSHIPS

As at December 31, 2005, the Corporation held a 100 percent interest in each of its subsidiaries: Ashton Mining (Northwest Territories) Ltd., incorporated under the laws of the Northwest Territories; Ashton US Diamonds, Inc., incorporated under the laws of Delaware; Ashton Great Lakes, Inc., incorporated under the laws of Michigan; and Ashton Diamonds (Canada) Inc., incorporated under the CBCA.

3.                                      GENERAL DEVELOPMENT OF THE BUSINESS

Ashton is a diamond exploration company with interests in a number of prospective properties in Québec, Alberta, Nunavut, the Northwest Territories and the United States.  The Corporation was first established to explore certain North American diamond exploration interests originally acquired by Ashton Mining Limited (“AML”), and to undertake new exploration and development activities.  AML is a corporation established under the laws of the State of Victoria, Australia.

The common shares of the Corporation became listed on the Toronto Stock Exchange and The Montreal Exchange through an initial public offering (“IPO”) that was made in October 1993.  As a result of the IPO, AML became the Corporation’s principal beneficial shareholder.

In late 2000, Rio Tinto Limited (“RTL”), also established under the laws of the State of Victoria, Australia, acquired all of the shares of AML and thereby became the Corporation’s majority beneficial shareholder.  RTL is one of two principal business units of the Rio Tinto group, a world-wide mining enterprise.  The other principal unit is Rio Tinto plc, established under the laws of England and Wales.  Subsequent to RTL’s acquisition of AML, QIT-Fer et Titane Inc. (“QIT”), a Quebec-based indirect wholly-owned subsidiary of Rio Tinto plc, also acquired common shares of the Corporation,

As at the date of this Annual Information Form, the Rio Tinto group beneficially owns, on a collective basis, 51.7 percent of the issued and outstanding shares of the Corporation.  Of this total, 40.2 percent is held by AML through Ashton Canada Pty. Limited (“ACPL”), a wholly owned subsidiary of AML.  The remaining 11.5 percent is held directly by QIT.

Effective December 1, 2003, the Corporation’s registered and head office, principal exploration office and mineralogical laboratory were relocated to its current premises at Unit 116 – 980 West 1st Street, North Vancouver, British Columbia, V7P 3N4.  Concurrent with the relocation, Ashton re-engineered a number of its laboratory facilities in order to expand capacity, enhance the efficiency of certain analytical processes and replace equipment that had reached the end of its normal service life.

Ashton’s laboratory comprises both sample processing facilities and a mineralogical laboratory.  These assets enable Ashton to analyze indicator mineral samples collected during field programs on an accelerated basis.  In-house facilities also enhance the Corporation’s quality assurance and quality control programs, and promote the refinement of on-going exploration activities through the timely generation of analytical results.

A five tonne per hour dense media separation (“DMS”) plant that is capable of recovering commercial-size diamonds now forms part of the North Vancouver facilities.  The five tonne per hour module was acquired as part of the relocation to new premises in 2003 and replaced the Corporation’s original DMS module that had a rated capacity of one tonne per hour.  This recapitalization will enable Ashton to process mini-bulk samples of kimberlite more efficiently and more rapidly.

The North Vancouver facilities include a caustic fusion circuit to recover microdiamonds.  They also include an x-ray sorter that was originally commissioned in the first quarter of 1999.  The x-ray sorter expedites the recovery of diamonds from large-volume kimberlite concentrates.  The Corporation’s facilities enable Ashton to complete, entirely in-house, under high quality security, the advanced evaluation of kimberlites from the initial recovery of microdiamonds to the processing of kimberlite samples as large as 100 tonnes.

4.                                      NARRATIVE DESCRIPTION OF THE BUSINESS

The Corporation’s primary business objective is to acquire, through discovery or a transaction, a diamond exploration project capable of rapid advancement to the feasibility stage and a production decision.  At present, Ashton’s efforts are focused on the regions of Canada considered most prospective for the discovery of bedrock-hosted diamond deposits.

Kimberlites are the most common form of rock in which diamonds are found.  Compared to other mineral deposits, kimberlites occupy comparatively small surface areas typically less than a few hectares.  As a result, the search for kimberlites requires very disciplined and meticulous procedures in order to identify small targets within large areas.  More importantly, only a small number of the kimberlites discovered throughout the world contain diamonds in commercial concentrations.

These factors make diamond exploration a high-risk venture.  Persistence and patience, combined with sharp observation skills and the experience to recognize findings and interpret results, are the key ingredients for successful diamond exploration.  Ashton addresses these challenges by undertaking focused and sustained field programs and by implementing laboratory procedures that incorporate technical innovation and scientific rigor.

The Corporation’s principal exploration properties are located in Quebec.  Its earlier stage projects are located in other areas of North America, including Nunavut, the Northwest Territories and Alberta.  For the year ended December 31, 2005, Ashton’s exploration expenditures amounted to approximately $9.0 million.  A synopsis of exploration activities to date on these projects is set out below.  For a review of the Corporation’s results from operations conducted in 2005, please refer to the Corporation’s audited consolidated financial statements and its Management’s Discussion and Analysis for the year ended December 31, 2005.  These documents, each of which is incorporated herein by reference, are available through the website of the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.  Note 4 to the Corporation’s audited consolidated financial statements for the year ended December 31, 2005 describes Ashton’s joint venture interests in the most significant properties in which the Corporation holds an interest.

The information set out below in relation to Ashton’s exploration properties is based on information prepared or supervised by Brooke P. Clements, the Corporation’s Vice President, Exploration.

Mr. Clements is a “Qualified Person” with respect to each of the properties described in this section for the purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects, (“NI 43-101”).

QUEBEC

This section of the Annual Information Form has been prepared based on the technical report titled “Technical Report and Recommendations – The Otish Mountains, Québec Project” dated February 24, 2006 (the “Foxtrot Technical Report”), filed in support of the current Annual Information Form. Alan O’Connor and Isabelle Lepine, professional geologists and Qualified Persons for purposes of NI 43-101, are responsible for the preparation of the Foxtrot Technical Report which is available on the website of the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

Property Description and Location

Ashton, through its wholly owned subsidiary, Ashton Diamonds (Canada) Inc. and Ashton’s joint venture partner, SOQUEM INC, through its wholly owned subsidiary, Diaquem, each hold a 50% interest in the Corporation’s exploration properties in the province of Quebec. Ashton is the operator of the joint venture.

The Quebec properties consist largely of the Foxtrot, Tichegami and Monts Otish properties located in north-central Quebec.  The Foxtrot property, which is the principal focus of exploration activity, is situated at 52° 53’N/72° 10’W, approximately 820 kilometres north of Montreal, 120 kilometres south of the all-weather Transtaïga Roadway, and 150 kilometres south-southeast of Hydro-Québec’s LG-4 hydro-electric generating station.

The property is comprised of two Mining Exploration Licenses, PEM1555 and PEM1556, and 2,121 claims for a total of 153,665 hectares.  In Quebec, Mining Exploration Licenses are issued for a period of five years and may be renewed for one additional five-year period provided that the conditions of renewal prescribed by the provincial Mining Act are met.  These conditions include graduated work requirements and renewal fees at the rate of $105 per square kilometre.  The claims, or cells, in the northern portion of the property were obtained by map staking.  The claim boundaries are defined by geographic coordinates.  Claims are issued based on a two-year assessment period with the work requirements increasing for each period.  Renewal fees, which must be paid 60 days before the anniversary date, are $105 per claim.

Accessibility, Climate, local Resources, Infrastructure and Physiography

Infrastructure in the region largely consists of roads and airports constructed and operated by Hydro-Quebec to service its extensive network of hydro-electric generating facilities in the James Bay region of the province. The airport facilities at LG-4 and Chibougamau and the fixed-wing float bases at hunting lodges serve as staging areas for mobilization of equipment and personnel to the project site.  Highway 109, an all-weather paved road, extends from Matagami, Quebec approximately 500 km north to terminate in the community of Radisson near the LG-2 power project.  Two major all-weather gravel roads lead east from this highway.  The North Road connects Chibougamau with the James Bay highway via Nemiscau.  The Transtaïga Roadway runs east from Radisson to Caniapiscau and provides gravel road access to the LG-4 and Laforge electrical generating stations as well as several hunting lodges in the interior.  In the south, an all-weather gravel road links Chibougamau with Temiscamie and Lac Albanel and passes close to the community of Mistissini.  From the northern end of this road, a winter road leads further north to the Eastmain gold deposit located approximately 38 kilometres south of the Foxtrot property.  The winter road has not been used for several years and would require substantial repairs to make it serviceable.

The joint venture has constructed and currently maintains two field camps on the Foxtrot property, Emmanuel and Lagopède.  Camp Emmanuel has the capacity to accommodate up to 35 individuals, incorporates a secure core logging facility and has a satellite communications system capable of providing high-speed Internet connections.  Camp Lagopède accommodates up to 40 individuals.  It is used to stage the exploration and advanced drilling and bulk sampling programs.  The site has a satellite communications system, a secure core logging facility, a fenced storage area for holding kimberlitic samples and a garage equipped with a welding shop.  At the end of December 2005, heavy equipment on site included two land-based and one helicopter transportable core drill rigs, one reverse circulation drill rig, one front-end loader, one farm tractor, one loader/backhoe and one D6 Caterpillar bulldozer.  During winter, an ice airstrip measuring up to 1,250 metres is constructed on the surface of the adjacent Lac Lagopède to accommodate large aircraft for mobilization of equipment and supplies.

During the summers of 2004 and 2005, a system of unpaved roads was constructed between Camp Lagopède, the “Core Area” that hosts the most promising kimberlitic bodies in the Renard cluster, and the Hibou and the Lynx dyke areas.

Fixed or rotary-winged aircraft are required to reach the property.  During summer months, float equipped fixed-wing aircraft can be leased from various hunting and fishing outfitters in the area or from small air service companies in Chibougamau, Mistissini, Temiscamie or Wemindji.  The nearest helicopter base is located in Chibougamau.

The Foxtrot property is located in the Taïga belt.  Vegetation consists largely of mature to immature black spruce, poplar, alder and muskeg with increasing proportions of muskeg and black spruce toward the northern portion of the property.  Relief within the property consists of steep-sided hills with rounded tops separated by muskeg-covered valleys.  Elevations range from 400 to 800 metres above sea level.  Abundant lakes, ponds and small rivers are present throughout.  The climate is typical of a continental interior with short summers and long, cold winters.  Temperature ranges are extreme with summer maximums of plus 40° C and winter minimums of minus 50° C.  The area receives abundant precipitation in the form of rain and snow.  Forest fires are common in the region.

Exploration work can be conducted year-round.  During fall freeze-up and spring break-up, airborne access to the property is by helicopter only.  Geophysical surveys and drilling on land can be conducted throughout this period.  Indicator mineral sampling, geological mapping and prospecting can be conducted in late spring, summer and fall.  As noted above, water resources for mineral exploration are abundant.  During the initial stages of exploration, diesel generators provide electrical power for the exploration camps.  The large hydro-electric generating station at LG-4, located approximately 150 kilometres to the northeast of the Foxtrot property, could potentially supply power to any mine that might be developed on the property.

Geological Setting

The regional project area is located within the eastern portion of the Archean Superior craton.  The Superior craton is a region viewed as favourable for the emplacement of economic diamond deposits.  This portion of the craton is referred to as the “Ungava craton”.  Proterozoic rocks of the Labrador Fold Belt in the east, the Cape Smith Fold Belt in the north and the Grenville Province in the south surround the project area.  Northern portions of the project area are comprised of north-northwest trending, plutonic and gneissic terranes.  Based on metamorphic grade, mineralogy, lithology and aeromagnetics, the terranes appear to vary in width from 70 to 150 km.  Granite-gneiss and retrograde granulite gneiss are the predominant lithologies.  Lesser granite and granodiorite are also present.  Contained within the gneisses are relict metasedimentary and metavolcanic rock assemblages along with associated mafic and ultramafic intrusive rocks.  Northwest trending, Proterozoic Mistassini Swarm diabase and gabbro dykes up to 30 metres wide crosscut all terranes.  Isolated outliers of Proterozoic clastic metasedimentary rocks are present in the area.

Metamorphic grade within the Foxtrot property area is primarily amphibolite facies with local granulite facies being reported near Lac Minto. Higher-grade lithologies in the north are interpreted as supracrustal relicts dating to 3.1 Ga. Granite and granite gneiss are dated at 2.7 Ga and local felsic and intermediate intrusive rocks are dated at 2.5 Ga.

A large feature known as the New Quebec Ice Divide controlled the quaternary glacial cover.  From this centre, ice flowed north and northeast toward Ungava Bay and west to southwest toward Hudson Bay.  Glacial lineaments are well developed and common.  Near Hudson Bay, marine sediments of the Tyrell Sea are common.  Eskers can be traced for over 100 km and are generally oriented parallel to the direction of ice flow.  In the central portion of the area, hummocky and discontinuous un-moulded ground moraine is more prevalent.

Glacial overburden within the Foxtrot property can be up to 30 metres deep but is generally thinner, with an average depth of 12 metres in the area of the Renard cluster.  Glacial deposits consist of till, eskers, moraine and post-glacial sediments.

Exploration

Since 1996, Ashton and SOQUEM have evaluated an area of more than 400,000 square kilometres of the eastern Archean Superior craton.  The two parties have contributed equally to the expenditures of approximately $40 million that have been incurred to explore the Foxtrot property.  Exploration conducted by the joint venture has resulted in the discovery of a new field of kimberlitic intrusions on the Foxtrot property, notably the Renard cluster of kimberlitic bodies.

Since 1996, 5,424 indicator mineral samples have been collected and 35,488 line kilometres of airborne geophysical surveys and 1,758 line kilometres of ground geophysical surveys have been completed.  In addition, 151 exploration holes have been drilled on 74 targets resulting in the discovery of a total of thirteen kimberlitic bodies.

In late 2001, results from the initial indicator mineral sampling and geophysical surveying led to the drill-testing of four high priority geophysical anomalies on the Foxtrot property.  Kimberlitic rock was intersected at two of these anomalies.  Samples from the kimberlitic bodies, subsequently named Renard 1 and Renard 2, were tested for diamonds and both were found to be diamondiferous.  Subsequent drilling programs completed in 2002, 2003, 2004 and 2005 resulted in the identification of an additional six discrete pipe-like kimberlitic bodies, namely Renard 3, 4, 65, 7, 8, and 9, as well as Renard 10 and the Lynx, Hibou, North Anomaly and G05-181 dyke systems.  Twelve of the thirteen kimberlitic bodies discovered to date on the property have proven to be diamondiferous.

All the Renard bodies are diamondiferous.  Thus far, mini-bulk and bulk samples have been collected and processed from Renard 1, 2, 3, 4, 65, 7, 8 and 9.  Diamonds greater than two carats in weight have been recovered from Renard 2, 3, 4, 65 and 9.  The largest diamond recovered to date from the Renard bodies is a 4.3 carat stone in drill core extracted from Renard 3.

Encouraging diamond results from mini-bulk testing of the Renard kimberlitic cluster led to a decision to advance the evaluation of these bodies.  In 2004, a 664 tonne bulk sample of kimberlitic material was collected from Renard 2, 3, 4 and 65 through core drilling and reverse circulation drilling.  The objective of this bulk sample program was to collect sufficient kimberlitic material to recover a parcel of diamonds greater than 300 carats for an initial diamond valuation and to increase the understanding of the grade and size of the Renard bodies.  After the 664 tonne bulk sample material was processed and the diamonds acid washed, a parcel of diamonds totalling 459 carats was recovered for valuation purposes.  In April 2005, based on this parcel of diamonds, WWW International Diamond Consultants Ltd. determined a modeled value of US$88 per carat for the Renard diamonds.  The minimum modeled value was determined at US$76 per carat and the high modeled value at US$104 per carat.

Renard 2, 3, 4 and 9 are the four bodies that have returned samples having the highest diamond contents.  Using 220 drill holes completed through to the end of 2005, Wardrop Engineering Inc. estimated a drill indicated tonnage of kimberlitic material contained within Renard 2, 3, 4, and 9 at 17.5 million tonnes. Including projected tonnage calculated based on geological assumptions, the estimated tonnage increased to a total of between 23.2 and 27.5 million tonnes.  Using the estimated diamond content of the samples analyzed thus far, these four bodies could potentially contain 18.6 to 22.0 million carats of diamonds. The estimates of tonnage and the potential quantity of diamonds are conceptual in nature and do not conform to the definition of a “mineral resource” established by NI 43-101.  Additional drilling is required to upgrade the estimate to mineral resource or mineral reserve categories that comply with NI 43-101 and there can be no certainty that future results will necessarily allow this to be realized.

Results in 2005 lead to the approval by the joint venture of an exploration program that includes the collection of a 6,000 carat parcel of diamonds from Renard 2, 3, 4 and 9 through a combination of core and reverse circulation drilling, trenching and underground mining. This program has commenced. Results of the valuation of this diamond parcel, expected in the first half of 2007, will be used in a pre-feasibility study of the Renard cluster of kimberlitic bodies.  To process the bulk sample, a modular 10-ton per hour DMS test facility will be transported to the Foxtrot property and assembled near the Renard bodies.  Additional advanced work on the Foxtrot properties will include, but not be limited to, further evaluation of portions of three of the Renard kimberlitic bodies by means of additional drilling.

The Lynx dyke system is a 3.7 kilometre long series of continuous or semi-continuous kimberlitic dykes divided into three zones: Lynx, Lynx North and Lynx South.  Further drilling is required along the trend to better determine the degree of continuity, dip and thickness of the dyke system.  A 5.66 carat stone, recovered by DMS processing of a boulder sample collected down-ice of the Lynx South kimberlitic occurrence, currently stands as the largest diamond ever recovered in Quebec.  A total of 12.7 tonnes of material collected by trenching at Lynx South have been processed by DMS for diamond recovery in 2002. This material has returned a diamond content of 114 carats per hundred tonnes (“cpht”). The results from a further 22 tonnes of kimberlitic material also collected by trenching at Lynx and Lynx South in 2005 are pending.  The Hibou dyke, discovered in 2005 approximately 1.3 kilometres west of the Renard cluster, has a strike length of at least 850 metres and an average thickness of two metres.  The dyke at the North Anomaly, also discovered by drilling in 2005, has an average thickness of 1.2 metres and a minimum known strike length of 225 metres.  Further exploration is planned on the three dyke systems during 2006.

Kimberlite indicator mineral trains with no explained source occur within the Foxtrot property in at least eight locations.  Exploration work planned for 2006 is expected to include indicator mineral sample collection, ground geophysical surveys, trenching and drilling.  Drilling will test targets along the Lynx and Hibou dyke systems as well as anomalies outside the Renard, Lynx and Hibou areas.  Exploration for diamonds outside the Foxtrot property will continue in 2006.

Mineralization

The diamond content of a kimberlite is evaluated through a series of incrementally larger samples culminating in a bulk sample of 1,000 to 10,000 tonnes.  Diamond quality, and therefore diamond value, can be highly variable.  The value of kimberlite ore is a function of both diamond grade and diamond value.

Diamonds are generally of two types: peridotitic and eclogitic.  Peridotitic or “P-type” diamonds are derived from peridotitic mantle rocks that are typically composed of olivine, ortho-clinopyroxene, chromite and pyrope garnet.  Eclogitic or “E-type” diamonds are derived from eclogitic mantle material that is essentially biminerallic being comprised of pyrope-almandine garnet and omphacitic clinopyroxene.  As with diamonds, fragments of this mantle material is incorporated into the kimberlite and brought to surface.  Certain constituent minerals from mantle rocks, referred to as “kimberlite indicator minerals”, are found in kimberlites in greater abundance than diamonds.  These minerals are the object of indicator mineral sampling programs that are conducted as key part of diamond exploration.  Certain indicator mineral species retain a geochemical record of mantle conditions during formation.  The geochemical properties of certain of these indicator minerals can help to predict the potential of undiscovered kimberlitic source rocks to host diamonds.

The Renard bodies and the various kimberlitic dykes were emplaced into granitic and gneissic host rocks.  The bodies are part of a late Neoproterozoic to Cambrian kimberlite field in eastern Canada.  Geophysical data and drill information from delineation and bulk sampling programs indicate the Renard bodies are irregular and elliptical in plan view with cross-sectional areas of 0.3 to 1.5 hectares.

The Renards are steep-sided breccia bodies with a central core portion consisting of kimberlitic breccia and subordinate hypabyssal material.  In certain places, these central cores are surrounded by irregular zones of country rock and country rock breccia (“Peripheral Breccia”) that contain more than ten percent diamond bearing kimberlitic material, typically in the form of late intrusive macrocrystic kimberlitic dykes.  The main lithologies observed within the Renard bodies are composed of kimberlitic breccia, macrocrystic hypabyssal kimberlitic material and country rock breccia.  The kimberlitic breccias are distinguished by 15 to 90 percent by volume of locally derived country rock xenoliths in a kimberlitic matrix dominated by serpentinised olivine macrocrysts. The macrocrystic hypabyssal kimberlitic material is characterized by abundant, disseminated calcite, olivine macrocrysts and less than 15 percent by volume crustal xenoliths and is present as sills or dykes that vary in thickness from a few centimetres to several metres.  These dykes also occur peripheral to the bodies.  The country rock breccia generally contains more than 95 percent by volume of country rock fragments in a matrix that incorporates less than five percent kimberlitic material, but generally is composed of pulverized country rock material.  Kimberlitic dykes external to the Renard cluster are typically linear in plan view, dip shallowly at inclinations between 10° and 50° and vary in thickness between a few centimetres to 3.7 metres.

An interpretation of the textures present in the Renard bodies suggests they have been eroded to the lower diatreme or root zone level.  The Renard bodies may represent a transition between hypabyssal and diatreme facies.

Drilling

In diamond exploration, targets are typically evaluated at three progressive levels: exploratory target drilling, mini-bulk sampling and bulk sampling.  After each stage, a decision to move to the next level is made based upon diamond analysis results.

Initial testing of targets covered by overburden or lakes is accomplished by exploratory drilling.  The purpose of this procedure is to confirm the presence of a kimberlitic body, to extract sufficient kimberlitic material for initial diamond analysis and to establish an initial assessment of the size and shape of the body.  In remote sites, small gauge core samples of kimberlitic material, such as NQ-diameter (4.76 cm), are extracted by drilling using lightweight, helicopter- transportable drill rigs.  Typically, a sample of 50 to 300 kilograms of this material is analysed by caustic fusion analysis to determine the presence of diamonds.

If the results of the initial diamond analysis from the exploratory core samples are encouraging, the second stage of evaluation, mini-bulk sampling, is undertaken.  The purpose of mini-bulk sampling is to establish whether “commercial-sized” diamonds are present in the kimberlitic material and to increase the understanding of the shape and estimated diamond content of the body.  Greater volumes of material are extracted at the mini-bulk sampling stage in order to achieve the goal of recovering larger diamonds from the sample.  Mini-bulk samples typically range from five to ten tonnes, but may be smaller or larger.  To obtain this mass of material with fewer drill holes, larger core diameter core such as HQ (6.35 cm) and PQ (8.51 cm), is commonly recovered.

Ashton defines bulk sampling as the collection of samples of kimberlitic material greater than 100 tonnes.  The goals of bulk sampling are to establish the estimated diamond content of the kimberlitic body, to obtain a parcel of diamonds that is sufficiently large to allow the average value per carat to be determined and to continue the delineation of the shape and size of the target.  The collection techniques at the bulk sampling stage are similar to those used in mini-bulk sampling.  Large-diameter core or reverse-circulation drilling may be used, or samples may be collected from pits and trenches if the kimberlitic body is not covered by extensive overburden or water.  Underground mining techniques can also be used to extract large tonnage samples of kimberlitic material.

Between late 2001 and the end of 2005, 74 targets were drill-tested with a total of 151 NQ drill holes resulting in the discovery of nine pipe-like kimberlitic intrusions, Renard 1, 2, 3, 4, 65, 7, 8, 9 and 10, and several kimberlitic dykes outside the Renard cluster including the Lynx, Hibou and North Anomaly kimberlitic dyke occurrences.  Kimberlitic dykes less than 0.5 metres in width were also intersected at anomalies 271D, 85161 and G05-181.  Core samples from all of the bodies, except the minor dyke occurrences, have been subjected to various levels of diamond testing.

The following table summarizes the extent and type of drilling conducted on the Renard cluster to the end of 2005. In addition, in 2005, 45 NQ drill holes have tested the extent of the Lynx, Hibou and north Anomaly dykes.

Summary of Renard cluster drilling: 2001 to 2005

	NQ core holes	HQ core holes	PQ core holes	Reverse circulation holes
Renard 1	-	6	1	-
Renard 2	24	21	1	6
Renard 3	26	13	1	6
Renard 4	4	38	2	5
Renard 65	6	17	3	6
Renard 7	2	1	1	-
Renard 8	-	4	2	-
Renard 9	4	12	3	-
Renard 10	6	-	-	-

Based on drilling data from Renard 2, 3, 4, and 9, Wardrop Engineering Inc., a geological engineering consulting firm, has calculated an estimated drill-indicated tonnage of 17.5 million tonnes of kimberlitic material for these four bodies.  Including projected tonnage, the total tonnage contained in Renard 2, 3, 4, and 9 is estimated at 23.2 to 27.5 million tonnes. Using the estimated diamond content of the samples analyzed thus far from these four bodies, they could potentially contain 18.6 to 22.0 million carats of diamonds.

The estimated tonnage of Renard 2, 3, 4 and 9 and the estimated number of carats contained in these bodies are conceptual in nature, and do not conform to the definition of a “mineral resource” established by NI 43-101. The drill-indicated tonnage reflects the drill spacing by assuming an area of influence of five to ten metres around each drill hole. In some cases, only limited drill data are available. The projected tonnage, which is presented as a range, was determined by projecting the walls of the four bodies to their respective maximum kimberlitic intersection depths. The high estimate of the projected tonnage was determined assuming near-vertical walls, and the low estimate was determined assuming that the walls taper inward at a greater inclination from vertical. In both cases, any non-kimberlitic drill intersections were taken into account. The number of carats was calculated by multiplying the average diamond content of the samples collected thus far from each body by the estimated tonnage of the body. The results derived from these calculations may not accurately reflect the total number of carats that the four bodies contain because:

(i)                                     the estimated tonnage does not constitute a mineral resource;

(ii)                                  further exploration will not necessarily provide the basis for determining a mineral resource; and

(iii)                               the diamond content of the samples collected to date may not be representative of the overall diamond content of these bodies given a number of factors including the location of the drill holes and the small size of the samples.

The tonnage was calculated by multiplying the respective interpreted volumes for each body, as determined in a three-dimensional wire frame model, by a specific gravity of 2.6 grams per cubic centimetre.  The specific gravity of 2.6 is the average value determined to date for kimberlitic material collected from the four Renard bodies.  The potential exists to significantly revise tonnage estimates through additional drilling.  Ashton anticipates that the data generated during the collection of a large bulk sample should enhance the level of confidence in the estimated tonnage and diamond content of the four bodies.  The table below summarizes the estimated tonnage and number of carats for Renard 2, 3, 4 and 9.

Renard Cluster Estimated Tonnage and Diamond Content

		Estimated Tonnage				DMS Results – May
		(million tonnes) (Note 1)				2004 to Present
	Deepest
Kimberlitic	Drill						Estimated	Estimated
Body	Intersection					Weight	Diamond	Number
	(metres					of	Content	of Carats
	below					Sample	of Sample	(millions)
	surface)	Drill-	Projected			(tonnes)	(cpht)
		Indicated	Low	High	Total		(Note 2)
Renard 2	565	6.5	3.4	5.9	9.9 to 12.4	173	92	9.1 to 11.4
Renard 3	360	1.7	0.3	0.4	2.0 to 2.1	160	124	2.5 to 2.6
Renard 4	302	6.1	1.6	2.9	7.7 to 9.0	178	46	3.5 to 4.1
Renard 9	364	3.2	0.4	0.8	3.6 to 4.0	12.2	97	3.5 to 3.9
Totals		17.5	5.7	10	23.2 to 27.5			18.6 to 22.0

Note 1:  Tonnage estimated by Wardrop Engineering Inc.

Note 2:  “cpht” means number of carats of diamonds larger than 1.18, mm using a square mesh screen, per hundred tonnes.

Kimberlitic material within the Peripheral Breccia has not been included in the current estimate of tonnage.  Further drilling is required to determine the full tonnage potential of the Renard cluster including any tonnage that may be attributable to the Peripheral Breccia and any that may exist at depth.

While establishing an access road during the 2004 summer drill program, exploration personnel found a subcrop of Renard 4. The subcrop area was stripped of overburden and a 1.77 tonne sample of kimberlitic material was collected.  The 1.77 tonne sample returned an estimated diamond content of 175 cpht.  Most of the 2005 winter drill program at Renard 4 focused on outlining this zone.  To date, a total of 9.16 tonnes of drill and outcrop material from this zone have been processed by DMS, returning an estimated diamond content of 173 cpht.

In 2005, 4.1 and a 6.1 tonnes of kimberlitic material from Renard 7 and 8 respectively were processed for diamonds by DMS at Ashton’s North Vancouver laboratory facilities.  The two samples returned estimated diamond contents of 2.3 and 7.7 cpht respectively.  At present, no further work is planned for these bodies.

Renard 10 is interpreted to be a north-northwest striking zone of kimberlitic dykes with associated country rock breccia that has a minimum strike length of 350 metres and a combined width of approximately 20 metres. Two samples of drill core from Renard 10 with a combined weight of 237 kg have been analyzed for diamonds by caustic dissolution thus far.  The results are summarized in the table below.

Renard 10 Caustic Dissolution Diamond Results for 2004 and 2005

Date reported		Number of Diamonds According to Sieve Size Fraction (mm)
	Weight
	of
	Sample	+0.1000	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.18	Total
	(Kg)	-0.150	-0.212						-1.70
October 13, 2005	49.3	24	19	12	3	5	0	0	0	63
June 9, 2004	187.8	30	11	11	5	4	1	1	1	64
Total	237.1	54	30	23	8	9	1	1	1	127

The data are encouraging and are comparable to the initial diamond results from several of the kimberlitic bodies situated within the Renard Core area.  An additional 200 kilograms of drill core will be analyzed for diamonds by caustic dissolution.  Results are expected in 2006 and will determine the next steps the joint venture will take to further investigate this body.

Situated approximately two kilometres west of the Renard cluster, the Lynx Anomaly is a 4.5 km wide indicator mineral anomaly with associated kimberlitic cobbles and boulders.  The strongest portion of the indicator mineral and kimberlitic boulder anomaly terminates near a linear topographic feature that appears to be associated with a significant system of kimberlitic dykes referred to as the Lynx, Lynx North and Lynx South.  At present, macrocrystic, hypabyssal kimberlitic material has been intersected at 19 of 22 sites along a 3.7 kilometre long section of the Lynx Anomaly.  The kimberlitic intrusions occur as dykes ranging in apparent thickness from a few centimetres to 3.7 metres.  Dykes occur both as single, discrete units and also as groups of dykes in zones with kimberlitic material separated by varying widths of country rock granite or gneiss.  The general trend of the Lynx Anomaly dykes strikes at an azimuth of approximately 345° and dips to the east between 15 to 50°.  The southeast end of the 4.5 km long Lynx Anomaly is now referred to as Lynx South.

A 12.7 tonne sample collected from Trench 230-1, one of four trenches excavated within the Lynx dyke system in 2005, was processed by DMS at Ashton’s North Vancouver laboratory in early 2006. This material returned 14.55 carats of diamonds larger than 1.18 mm using a square mesh screen, giving the sample an estimated diamond content of 114 cpht. These results are consistent with the results from 14.2 tonnes of boulder material collected from surface along the Lynx dyke system.  This material returned an estimated diamond content of 135 cpht, including a 5.66 carat diamond.  Results from an additional 22 tonnes of material from the other three trenches are pending.

The North Anomaly consists of an indicator mineral anomaly, first identified on the Foxtrot property in 2003, located six kilometres north of the Renard cluster.  The mineral anomaly includes kimberlitic pebbles, cobbles and boulders as well as a number of highly anomalous indicator mineral samples.  Six diamonds greater than 0.4 mm were recovered from five till samples collected in this area.  During the summer of 2005, seven core holes were drilled in order to test a southern geophysical anomaly, G04-222, at three separate sites.  Each hole intersected kimberlitic material.  Current data suggest that the dyke has an average drill thickness of 1.2 metres and a minimum strike length of 225 metres.  A cumulative sample of kimberlitic core weighing 56.5 kg extracted by these drill holes was analyzed for diamonds by caustic dissolution at Ashton’s North Vancouver laboratory.  The results are summarized in the table below.

Caustic Dissolution Results from G04-222 (North Anomaly) Drill Core

Weight of	Number of Diamonds According to Sieve Size Fraction (mm)
Sample	Including Fragments Derived from >2 mm Diamond								Total
(kg)	+0.100	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.18
	-0.150	-0.212	-0.300	-0.425	-0.600	-0.850	-1.18	-1.70
56.5	273	168	115	60	24	10	11	1	662

More than 50 percent of the 662 diamonds from the sample are interpreted to be fragments resulting from the disaggregation of a diamond greater than two millimetres in size. The analysis of the fragments suggests that this diamond was an aggregate stone that incorporated other minerals.  Because the other minerals are not as competent as diamond, the crystal is believed to have fractured during processing.

During the summer of 2005, kimberlitic boulders measuring up to one tonne were discovered in four locations between the Renard cluster and the Lynx dyke system.  Samples of kimberlitic material, weighing 250 and 103 kg, taken from one of the four clusters of boulders were analyzed for diamonds by caustic dissolution at Ashton’s North Vancouver laboratory.  As summarized in the table below, the samples returned 761 and 408 diamonds respectively.  A drill hole located directly up-ice from this group of boulders intersected a kimberlitic dyke, later named Hibou.  Subsequent drilling at the Hibou dyke demonstrated the body has a west-northwest strike length of at least 850 metres and an interpreted dip of 10° to the north-northeast.  The intersections indicate an average thickness of two metres and a minimum down-dip extension of approximately 500 metres was determined along one section of drilling.  The dyke is open down-dip and along strike to the west-northwest.

A 4.57 tonne sample of kimberlitic boulders collected from the first discovery site located near the projected surface expression of the Hibou dyke was processed by DMS. This material returned 2.87 carats of commercial-sized diamonds larger than 1.18 mm, giving the sample an estimated diamond content of 63 cpht. In addition, a 9.93 tonne sample of in-situ kimberlitic material collected from a trench excavated near the interpreted eastern strike limit of the dyke, approximately 150 metres east of the first boulder discovery, was processed by DMS. This sample returned 0.86 carats of commercial-sized diamonds larger than 1.18 mm for an estimated diamond content of 8.7 cpht. In addition, samples of material from trench material and drill core were analyzed by caustic dissolution.  All caustic dissolution diamond results are summarized in the table below.

Caustic Dissolution Diamond Results for Hibou Core, Boulder and Trench Material

	Weight
Sample and	of	Number of Diamonds According to Sieve Size Fraction (mm)								Total
Date	Sample	+0.100	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.18	Number of
Reported	(kg)	-0.150	-0.212	-0.300	-0.425	-0.600	-0.850	-1.18	-1.70	Diamonds
Boulders January 16, 2006	103	123	154	78	40	9	2	2	0	408
Boulders October 13, 2005	250	216	235	160	106	22	11	7	4	761
Boulder Total	353	339	389	238	146	31	13	9	4	1169
Trench January 16, 2006	105	70	76	37	27	7	5	2	1	225
Cumulative Drill Core January 16, 2006	31.5	12	18	15	7	5	2	0	0	59

Further work is required to fully assess the diamond potential of the Hibou dyke.

SAMPLING METHOD AND APPROACH

The Corporation applies appropriate quality control and quality assurance protocols to the generation of the exploration data described in this Annual Information Form, together with appropriate measures to ensure the integrity and security of sample materials.  The process for the collection and analysis of samples is described below.

Sampling of Surficial Material for Indicator Minerals

Sampling of surficial material for indicator mineral content is an effective tool to conduct a first pass assessment of the potential of a property to host kimberlite and related rocks.  Minerals unique to kimberlitic intrusions that have relatively high specific gravity are commonly called “indicator minerals” or “heavy minerals”.  These kimberlitic indicator minerals commonly occur in much greater abundance in kimberlites than diamonds and are present in surficial deposits after being transported from their source rock by erosional forces such as rivers and glaciers.  Sampling surficial deposits for anomalous concentrations of these kimberlitic indicator minerals can effectively identify a prospective area by mapping the dispersion train back to its source.  Diamonds can also be recovered during this sampling process, but their occurrence is rare.

In areas that have been subjected to glaciation, Ashton’s sampling procedure is to collect material representative of glacial deposition along lines perpendicular to ice flow.  Basal tills accurately reflect up-ice bedrock features and are a preferred medium for sample collection.  Samples collected from eskers and other fluvial deposits provide regional data.  Coarse constituents are typically removed by wet sieving to less than 2.0 mm at the sample site.  The sample is collected and sealed in a heavy-duty sample bag, the bag is tagged inside and out, and all relevant geological data, including coordinates and a site description, are noted.  A one-kilogram representative sample for geochemical analysis is also collected from the site.  The final weight for a completed sieved sample ranges from about five kilograms to more than 40 kilograms.  The postulated distance from source is the major factor that determines sample size.  Typically, large samples are collected for reconnaissance purposes and smaller samples are preferred in areas of higher density sampling to define kimberlite targets.

Samples are removed from the field as soon as is logistically possible, placed on pallets and shrink-wrapped to prevent tampering and are then transported by express freight services to Ashton’s laboratory in North Vancouver, BC.  Reduction by shaking table and sieving followed by heavy liquid and some magnetic separation techniques produces a final heavy mineral concentrate that typically ranges in size from five to 100 grams.  Concentrates are “picked” by well-trained and experienced mineral observers using microscopes and any kimberlite indicator mineral grains are isolated. The indicator grains are tallied, examined for surface abrasions indicative of transportation distance and saved for additional testing as warranted.

The final indicator mineral counts are plotted on maps or imaged on a computer screen. Anomalous concentrations are noted together with abrasion characteristics and ice-flow direction to steer exploration programs to potential kimberlite target areas.  As a rule, sample density near a kimberlite target is increased to fully delineate the probable indicator mineral source area.

Collection of Kimberlitic Samples for the Initial Evaluation of Diamond Content through Caustic Fusion

Ashton’s attrition milling caustic fusion process is used to evaluate the diamond potential of a kimberlite following its discovery.  The objective of this type of test is to determine the presence of diamonds greater than 0.1 mm.  Typically, at least four samples, each comprising approximately 50 kilograms, are analyzed as a first phase test.  Depending on the nature of the discovery, this quantity of kimberlite is either collected from representative outcrop exposures at the discovery site or taken from representative sections of a drilled kimberlite intersection. Samples collected from outcrop, if present, are noted and described in detail before being sealed on site in 20-litre pails with tamper-proof lids.  Samples are transported by express freight to Ashton’s laboratory in North Vancouver, BC.

Kimberlite intersections from drill core are secured in sealed core boxes at the drill rig.  The core boxes are typically opened at Ashton’s field facilities where qualified geologists log the core in detail for geological and geotechnical information.  All cores are photographed prior to transportation by secured, express freight to Ashton’s North Vancouver laboratory.  In preparation for shipment, the boxes are sealed, stacked on pallets and strapped securely with metal banding to prevent tampering.  At Ashton’s laboratory, qualified geologists examine the core and representative sections are selected for initial diamond testing.  Drill core sample intervals are typically split so that half of the core can be retained for future reference and/or further diamond testing.

Ashton has used reverse circulation (“RC”) drills to test kimberlite targets.  RC drilling recovers kimberlite as a continuous stream of rock chips.  An RC hole will typically yield a larger volume of rock than is necessarily required for first phase testing.  The kimberlite is collected in large sample bags that are fastened with tamper-proof seals.  These are then transported to secured Ashton storage facilities.  Bonded freight services are organized as required.

Collection of Larger Kimberlitic Samples for Evaluation of Diamond Content

Reverse circulation drills and core drills, trenching and underground test mining are commonly used to collect kimberlite samples ranging in size from one tonne to as much as 10,000 tonnes.  Ashton defines a mini-bulk sample as ranging from one to 100 tonnes, and a bulk sample as one that is greater than 100 tonnes.  The objective of mini-bulk and bulk sample programs is to determine the diamond content of a kimberlite body and its size and shape, and to recover commercial-size diamonds.  Ashton defines these as diamonds greater than 1.18 mm using a square aperture screen.  Ashton has used large diameter RC drilling on several programs.  On the Quebec program, screen openings of 1.18 mm were used to dewater the kimberlitic material and remove the undersize fraction during the field collection process.  The recovered kimberlite is separated at regular down-hole intervals into individual samples and collected in large bulk sample bags or drums.  The bulk bags and drums are fastened with tamper-proof seals and transported to secure Ashton storage facilities.  In Quebec, the winter 2004 RC drilling program was performed using a mix of water and air to bring the kimberlitic chips to the surface, while the summer 2004 program used a “reverse flood” technique.  This technique involved the use of much larger volumes of water, and was preferred to the method used in the winter since Ashton believes that the reverse flood method reduces diamond breakage.

Because a certain percentage of rock material is discarded as under-sized material or is lost in fractures in a reverse circulation borehole, the weight of the sample is calculated rather than measured directly.  The weight is calculated by multiplying the volume of the hole by the specific gravity of the kimberlitic material.  The volume of material removed from the hole is calculated by multiplying its diameter, as measured by callipers, by its depth.  On the Quebec program, the specific gravity of 2.6 grams per cubic centimetre used in the calculations was determined as the average of the specific gravity values determined to date for kimberlitic material collected from the Renard bodies.

Reverse circulation drilling produces rock chips ranging in size from a few millimetres to several centimetres depending on the characteristics of the rock drilled and the type of bit used.  Rock chips are collected at regular depth intervals, logged geologically and archived for later use.  Rock chip size, or granulometry, is monitored constantly and recorded in drill logs.  These data are used to compare with diamond recovery data and to determine the best bits for particular rock types.  On the Quebec project, due to the complex geology of the Renard bodies and the reduced geological information gathered by using RC drilling methods, all RC boreholes drilled into the Renard bodies were twinned with previously drilled core holes.

SAMPLE PREPARATION, ANALYSIS AND SECURITY

All core, kimberlitic float, kimberlitic outcrop material and heavy mineral samples are shipped to the mineral processing laboratory of Ashton in North Vancouver, BC.  The Ashton laboratory provides mineralogical and geochemical analyses for diamond exploration in support of Ashton’s North American exploration projects.

Indicator Mineral Sample Processing

The indicator mineral processing and observing circuit is used to establish the presence of kimberlitic indicator minerals in reconnaissance fluvial and glacial till samples which are instrumental in leading to the discovery of a kimberlitic rock source or potential diamond deposit.  Samples consist of 10 to 25 kilograms of sand-sized material pre-screened in the field to –2.0 mm and placed in individual ricene bags that are in turn sealed in plastic pails with tamper-resistant sealed lids.  Each sample is identified with an individual sample number on the outside of each pail or sample bag, and a non-destructible metal tag inside the sample.  Once received at the laboratory, samples and shipment details are verified and sample numbers are entered into a database for tracking purposes.

Indicator mineral processing begins with the use of a half-size Wilfley Concentrating Table for initial sample de-sliming, removal of organics and mineral grains with specific gravities less than 2.70 g/ml.  Tabled concentrates are subsequently dried and screened to remove oversized and undersized fractions.  A small back-up sample for archive purposes is removed at this stage, prior to further processing.  The tabled concentrate is sent through a series of heavy liquid separations and subjected to proprietary high intensity magnetic separation techniques to upgrade the concentrate after heavy liquid separation.  The resulting indicator mineral concentrate is then sent to the microscopy laboratory for binocular microscope identification and recovery of minerals considered indicative of diamond bearing rock types.  A team of full-time processing laboratory technicians conducts all indicator mineral sample processing. Quality control is ensured through the regular spiking of samples with tracer minerals.

Final concentrates are observed in the microscopy laboratory by a team of skilled mineral observers and mineralogists.  Each sample is cleaned by ultrasonic washing methods, re-screened into various size fractions, magnetically separated, and picked for kimberlitic indicator minerals.  Two different individuals observe all samples through a two-pass method, and a qualified mineralogist verifies all results prior to the results being entered into a database.  Quality control is maintained by regular spiking of samples with tracer minerals.

Attrition Milling/Indicator Mineral Separation/Caustic Fusion Dissolution for Initial Diamond Tests

Ashton uses a process of attrition milling followed by indicator mineral separation and caustic fusion dissolution as the method of initial diamond testing for kimberlitic discoveries.  The process is designed to establish whether a particular rock-type contains diamonds and, if present, the concentration and size distribution of the diamonds.  The caustic fusion dissolution process involves “melting” a small quantity of rock mixed with caustic reagents by heating it in a muffle furnace at a high temperature.  The resulting fusion residue is soluble in water and, after cleaning, is “picked” for the recovery of diamonds.  This process is designed to recover diamonds greater than 0.1 mm for statistical interpretation to predict the potential of the rock to host commercial-size diamonds.

Kimberlite samples to be tested by caustic fusion are received at the laboratory sealed in 20-liter plastic pails or core boxes with tamper-resistant lids and security seals or with security stickers affixed.  Upon receipt, samples are secured in a locked storage facility with restricted access and sample numbers and chain of custody documents are verified.  Qualified operators conduct the process entirely within a secure portion of the laboratory that is subject to restricted access.  The process is complex.  It starts with controlled and iterative crushing followed by fractionation, magnetic separation techniques and heavy liquid separations to produce concentrates enriched with diamonds.  The concentrates are subjected to caustic dissolution under strictly controlled conditions that digest virtually all other minerals and leave any diamonds that may be present intact. The resulting fusion residue is examined for diamonds by microscopy in the laboratory.

Quality control procedures are routinely implemented on all samples and monitored at all stages of processing, observing and tabulation of results.  Standard quality control methods include the addition of “known” or “marked” natural or synthetic diamonds to select samples prior to processing and quality control recovery is determined at the final observing stage after the “known” or “marked” diamonds have been retrieved and verified.  In addition, “reject” sample portions are routinely tested for the presence of diamonds.  Quality control and quality assurance standards are routinely monitored by engaging external laboratories to process check samples from new kimberlite discoveries.

Dense Media Separation Plant Processing

Processing by dense media separation is used to establish whether kimberlitic rock samples contain a population of commercial-size diamonds.  At Ashton, this is accomplished by first processing mini-bulk and core portions of bulk samples of one to 100 tonnes in size to recover all diamonds greater than 1.18 mm using a square mesh aperture screen.

Samples are received at the laboratory as small-diameter drill core in sealed core boxes, reverse circulation drill chips in sealed pails, bags or drums, or as surface material from outcrop or boulders packed in pails or bulk bags.  Each box, pail, bag or drum is sealed in the field before shipment and is individually identified with security seals that are verified to be intact upon arrival at the laboratory.  Once the chain of custody documents, sample numbers, and security seals have been checked and verified, the sample is isolated in a secure storage facility within the laboratory that is subject to restricted access.

At Ashton’s North Vancouver laboratory, samples are initially processed through jaw crushing at a nominal gap of 14.0 mm, and then roll crushed at 10.0 mm roll spacing.  In some cases, coarse surface samples may require pre-crushing using a 20.0 mm jaw crusher located at a secure off-site facility.  The crushed product is fed into the trommel unit for removal of the plus-14.0 mm oversize material that is then re-crushed.  A 6.0 mm roll crush of the oversize material is done before feeding all of the sample material into the DMS plant.  After the primary feed, all sample material is processed through the DMS plant on a system of iterative crushing at 4.0 mm and 2.0 mm to minimize the potential for diamond breakage.  The system of screens through the five tonne per hour DMS plant gives the bottom cut-point of 1.18 mm square mesh aperture for assured diamond recovery.

The DMS concentrate is dried and then screened at +0.85, +1.18, +2.26, +3.35, +4.75 and +6.70 mm.  Post-processing of the concentrates may be conducted through the x-ray flow diamond sorter unit for recovery of diamonds in the plus-1.70 mm size range and/or by using a complex process of magnetic separation techniques and heavy liquid separations to produce diamond concentrates. Then, the concentrates are sent for diamond observation in Ashton’s North Vancouver observing laboratory by a team of trained mineral observers and mineralogists using a combination of binocular microscopy and hand sorting techniques.  All diamonds recovered are routinely verified, described, measured and recorded by Ashton’s mineralogists.  Results are reported for all diamonds recovered greater than 1.18 mm using a square mesh aperture screen.

Quality control testing is conducted on all samples processed through the DMS plants.  Quality control programs include the addition of known or identified natural or synthetic diamonds before processing with diamond recoveries measured at the concentrate observation stage.  In addition, all samples are subject to the addition of density tracer beads that are used to monitor recoveries and ensure consistent plant operating conditions.

Security

The following field security protocols apply to Ashton’s Quebec project. During drilling operations, specific security measures are instituted to minimise the potential for tampering and to maintain the integrity of the drill core from initial coring to delivery of the core to Ashton’s North Vancouver laboratory.  Once a joint venture geologist has reviewed the full core tray at the drill rig, the core boxes are sealed for transport by helicopter or ground transport to the core logging facility located at the Lagopède base camp approximately 500 metres west of the Renard cluster.  The core boxes are opened in the core library for detailed inspection and logging.  The core library is a secure, locked facility that has no windows and to which access is restricted to authorized personnel only.  Once logging is complete, the core boxes are sealed and sent by aircraft to LG-4 or to Chibougamau, Quebec, where a quality control officer, employed by the joint venture, receives them.  In the 2001, 2002, 2003 and 2005 programs, single Otter, Twin Otter, Caravan and Beaver aircraft were used.  In the 2004 program, C-46, DC-3, Caravan and float/ski equipped aircraft were used.  The sealed core boxes are transferred to a semi-truck trailer and organized on pallets for delivery to North Vancouver.  The boxes are metal strapped in a minimum of two locations to avoid movement during transport.  Locks with hardened steel shackles are used to secure the semi-trailer when the quality control officer is not present.  Keys for the trailer locks are kept by the on-site quality control officer, the project manager located at the remote base camp and Ashton’s Laboratory Manager.  Once the semi-trailer is fully loaded, it is locked a final time and numbered security seals are placed on the lock hasp.  The trailer is then dispatched to North Vancouver, where it is received by the Laboratory Manager.

Since the summer of 2004, the following security procedures were applied at Ashton’s North Vancouver laboratory. All DMS operations, post-processing treatment of DMS concentrates, observing, and post-observing handling of concentrates and diamonds were conducted under approved security protocols and procedures, which included but were not limited to, dual locking containers, limited access or dual access to certain Ashton laboratory premises and closed-circuit TV surveillance.  During the Quebec bulk sample diamond recovery process, independent, bonded security guards were also engaged to monitor all DMS operations, post-processing treatment of DMS concentrates, observing and post-observing handling of concentrates and diamonds.

DATA VERIFICATION, QUALITY CONTROL AND QUALITY ASSURANCE POLICIES AND PROCEDURES

Ashton’s North Vancouver laboratory utilizes standard quality control (QC) and quality assurance (QA) policies and procedures in all aspects of laboratory operations.  The QA/QC programs were developed from guidelines published by the Standards Council of Canada (SCC) and the International Standards Organization (ISO), commonly referred to as ISO/IEC 17025 “General Requirements for the Accreditation of Calibration and Testing Laboratories”, (CAN-P-4D).  A Laboratory Process Geologist/Quality Control Specialist who reports to both the Laboratory Manager and the Vice-President Exploration manages the QA/QC programs of the Ashton laboratory.

Indicator Mineral Sample Processing Circuit

Quality control and quality assurance programs in the indicator mineral sample processing and observing circuit ensure that consistently high levels of recovery of kimberlitic indicator minerals are maintained, to ensure reproducibility, and to minimize potential sample contamination or loss of sample integrity.  QC testing is conducted on five to ten per cent of all samples passing through the indicator mineral processing circuit.  QA/QC programs include:

(a)          blind spiking of samples in processing using “marked” indicator mineral grains prior to processing with recovery determined at the observation stage;

(b)         blind spiking of samples in observing using “known” indicator mineral grains prior to the observation stage;

(c)          regular testing of all machines and equipment, through the use of blank samples, calibration and verification procedures;

(d)         the use of repeat samples to ensure reproducibility of results;

(e)          the use of internal standard reference materials which are calibrated to provide traceability and reproducibility;

(f)            a record-keeping system of documentation, which retains all original records and data in archival form, with all amendments clearly marked, initialled and dated for reference;

(g)         corrective measures which are implemented immediately when any aspect of laboratory analysis does not conform to procedural standards; and

(h)         the use of a two-pass system of sample observation, whereby all samples are checked and verified by a qualified mineralogist.

Caustic Fusion Dissolution Circuit and Dense Media Separation Plant Circuit

Quality control and quality assurance programs in the diamond recovery circuits are designed to ensure that consistently high levels of recovery of diamonds in a sample are achieved and maintained, to ensure reproducibility of results, and to minimize potential sample contamination or loss of sample integrity.  This is obtained through strict security and chain of custody procedures.  QA/QC programs include:

(a)          blind spiking of samples in processing using “known” natural and synthetic diamonds prior to processing with recovery determined at the observation stage;

(b)         blind spiking of samples in observing using “known” diamonds prior to observation;

(c)          regular testing of all machines and equipment, through the use of blank samples, calibration and verification procedures;

(d)         routine audits of non-observable fractions and reject materials;

(e)          the use of internal standards reference materials which are calibrated to provide traceability and reproducibility;

(f)            a record-keeping system of documentation, which retains in archives all original records and data, with all amendments clearly marked, initialled and dated for reference;

(g)         corrective actions which are implemented immediately when any aspect of laboratory analysis does not conform to procedural standards;

(h)         the investigation and verification of any result which appears to be a potential statistical anomaly, to ensure laboratory results fit within the geological context; and,

(i)             the use of external laboratories for check-samples.  Up to twenty percent of all samples from new discoveries are routinely sent for external analysis.

External laboratories utilized for check samples from the microdiamond recovery circuit include SGS Lakefield Research Limited in Lakefield, Ontario and Saskatchewan Research Council in Saskatoon, Saskatchewan.  Both laboratories are formally accredited by the Standards Council of Canada under ISO/IEC 17025 “General Requirements for the Accreditation of Calibration and Testing Laboratories (CAN-P-4D)”.

The caustic fusion and dense media separation plant diamond recovery facilities are governed by a series of detailed procedures that ensure the security and integrity of samples and the final results.  All samples received in the laboratory are accompanied by a chain of custody document and are affixed with security seals that must be verified before processing any sample.  Upon receipt, the samples are stored in a secure facility that is subject to restricted access.  The diamond recovery circuits are in restricted areas and all samples, concentrates, diamonds and data are locked in safes, cabinets, drying ovens, or secure rooms when not being handled.  All work is conducted under the direct supervision of the Laboratory Manager and the Chief Mineralogist and is monitored by the Laboratory Process Geologist/Quality Control Specialist.  All processing by laboratory technicians is conducted in the presence of at least two persons.  The Laboratory Manager reports diamond results to the Vice-President Exploration upon completion.

OTHER EXPLORATION ACTIVITIES

In addition to activities in Quebec, Ashton conducts other initiatives to identify new exploration opportunities to ensure that new programs and projects are generated as others are completed or terminated. This work includes early-stage reconnaissance exploration and consideration of joint venture and acquisition opportunities. This approach enhances the Corporation’s ability to maximize its exposure to potential success by maintaining a balanced portfolio of exploration initiatives.

Since being established, Ashton has conducted exploration in a number of areas in Canada and the United States, with a particular emphasis on Alberta, Nunavut and the Northwest Territories.

Alberta

Ashton and its joint venture partners have been exploring for diamonds in north-central Alberta since 1996.  The Corporation currently manages exploration programs on a number of properties that collectively represent, as at December 31, 2005, approximately 480,000 hectares of mineral permits.  Ashton holds an interest of approximately 46.5 per cent in the joint venture.

As of December 31, 2005, Ashton had discovered a total of 38 kimberlites in the Buffalo Head Hills region of which 26 are diamondiferous. Seven of these bodies have been the subject of mini-bulk samples and a 479 tonne bulk sample has been collected from the K14 kimberlite. The diamond content of the samples from six of these bodies range from 3.5 to 55 cpht. Activities in 2005 focused on the evaluation of airborne electromagnetic anomalies, using ground electromagnetic and gravity surveys.  Drilling of three targets in 2005 did not result in the discovery of kimberlite. The nature and extent of additional exploration activities in Alberta is the subject of ongoing discussions among the three joint venture partners.

Nunavut and Northwest Territories

Ashton has been exploring for diamonds in the Slave craton region of the Northwest Territories and Nunavut since the Corporation was established in 1993. During this time, Ashton has operated diamond exploration programs on 78 properties and evaluated more than 2.2 million hectares of claims in joint venture with 40 different partners. The Corporation has also conducted extensive regional reconnaissance programs encompassing 425,000 square kilometres in both territories over a variety of geological terrains. In total, more than 19,000 indicator mineral samples have been collected. As at December 31, 2005, the Corporation held interests in properties that collectively represent approximately 150,000 hectares of mineral permits.

Ashton’s programs of indicator mineral sampling, geophysical surveys and drilling have resulted in the discovery of a total of 14 kimberlites on the Cross, Roundrock, Ric, Kim and Kikerk Lake properties through to April 2005. Eleven of these kimberlites are diamondiferous and five have been the subject of mini-bulk sampling programs involving the collection of at least one tonne of kimberlite.

Since 1999, Ashton’s work has primarily focused on its land position south of the Coronation Gulf in the west Kitikmeot region of Nunavut. This area has yielded several encouraging discoveries, including eight kimberlites discovered by Ashton, of which five are diamondiferous. These discoveries helped to instigate a major staking rush in the Coronation region during 2001 and 2002.

On February 5, 2004, Ashton and Pure Gold Minerals Inc. (“Pure Gold”) entered into an agreement to consent to the dismissal of a lawsuit between them and to terminate the joint venture they had established in 1993.  As a result, Ashton now owns a 100 percent interest in the former Slave joint venture properties that comprise five of the Corporation’s six Nunavut properties and one of its Northwest Territories properties.  In addition, as a result of this agreement, Ashton has a one percent diamond royalty over the mineral claims constituting the North James River property in Nunavut in which Pure Gold holds a 50 percent interest.  In return, Pure Gold obtained a 1.5 percent diamond royalty in the former Slave joint venture properties.

Ashton is currently analysing the indicator mineral samples collected in the Slave Craton during the 2005 summer field season. The resulting information, in conjunction with existing data from geophysical surveys conducted in the past, will assist the Corporation in determining the extent of work to be undertaken during the 2006 summer field season.

ENVIRONMENTAL

All phases of Ashton’s operations are subject to environmental regulation.  Environmental legislation continues to provide for stricter standards and more vigorous enforcement, including increased fines and penalties for non-compliance.  Regulatory requirements encompass more stringent environmental assessment of project proposals, and impose greater responsibilities on corporations and their directors, officers and employees.  Future changes in environmental regulatory requirements may result in more complex, costly and time-consuming procedures.

Ashton’s environmental policies and practices reflect the Corporation’s commitment to comply with the applicable environmental laws and regulation and to promote environmental awareness among its employees and those of its contractors.  In addition, Ashton recognizes the need to operate in consultation with all parties affected by its activities.  The Corporation therefore promotes an open dialogue with aboriginal peoples, communities and organizations in the regions where its exploration programs take place.

PERSONNEL

As at December 31, 2005 the Corporation had 46 full-time employees and one contract employee.

GENERAL

The business of mineral exploration and mining is competitive in all of its phases.  In the search for and acquisition of prospective mineral properties, Ashton competes with other companies and individuals, including competitors having financial and other resources equal to or greater than those of the Corporation.  Ashton’s ultimate success will therefore depend on a number of factors.  These include the extent to which the Corporation’s existing properties are developed, its ability to compete for and acquire suitable producing properties or prospects for mineral exploration in the future, and its ability to secure adequate financing.

FINANCINGS (FOR THE YEARS 2003 THROUGH 2005)

In June 2003, Ashton completed a private placement financing with a Quebec-based fund and QIT for gross proceeds of $3,952,500.  Under this offering, the Québec fund and QIT purchased 635,000 units and 2,000,000 units, respectively, each unit consisting of one common share and one half-warrant.  Each whole warrant entitled the holder to purchase one common share.

In November 2003, Ashton completed an offering of 8,000,000 units and 1,714,285 flow-through common shares for total gross proceeds of $15 million.  Each unit was comprised of one non-flow-through common share and one half-warrant.  Each whole warrant entitles the holder to purchase one non-flow-through common share.  Under this offering, QIT purchased 3,333,333 units on a non-brokered basis.  The remaining 4,666,667 units and all 1,714,285 of the flow-through common shares were sold on a brokered basis through Dundee Securities Corporation and BMO Nesbitt Burns Inc. who received, in the aggregate, commissions totalling $604,999.97 and 326,666 broker warrants.  Each broker warrant entitled the holder to purchase one common share.

In the year ended December 31, 2003, Ashton issued a total of 12.7 million common shares for net proceeds of $18.2 million as a result of the two private placements described above and the issuance of 305,625 shares attributable to the exercise of stock options.

In November 2004, Ashton completed a private placement financing with a single European institutional investor for gross proceeds of $5,250,000.  Under this offering, Ashton issued 5,000,000 units, each unit consisting of one common share and one half-warrant.  Each whole warrant entitles the holder to purchase one common share for $1.30 not later than May 19, 2007.

In December 2004, Ashton completed an offering of 2,700,000 flow-through common shares for gross proceeds of $3,105,000.  Under this offering, Ashton issued 2,500,000 flow-through common shares on a  brokered basis through Dundee Securities Corporation, who received a commission totalling $143,750 and 125,000 broker warrants.  Each broker warrant entitles the holder to purchase one common share for $1.30 not later than June 6, 2006.  The Corporation issued the remaining 200,000 flow-through common shares under the offering on a non-brokered basis.

In December 2005, Ashton completed an offering of 7,095,900 flow-through common shares for gross proceeds of $9,224,670.  Under this offering, the Corporation issued an aggregate of 3,635,900 flow-through common shares under the offering on a non-brokered basis, of which 3,460,000 flow-through common shares were issued to QIT.  Ashton further issued 3,460,000 flow-through common shares on a brokered basis through Canaccord Capital Corporation and Dundee Securities Corporation, who received an aggregate commission of $269,880.

During the year ended December 31, 2005, Ashton issued a total of 7,539,900 million common shares as a result of the private placement described above and as the result of the exercise of options to acquire 444,000 common shares.  The aggregate net proceeds of these transactions amounted to $9.2 million, including proceeds of $339,000 from the exercise of stock options.

5.                                      RISK FACTORS

NEED FOR ADDITIONAL FUNDS

The Corporation has no source of operating cash flow.  Although the Corporation has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Corporation will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development of the Corporation’s properties.

EXPLORATION AND DEVELOPMENT

Diamond exploration and development is a speculative business, characterized by a number of significant risks, including, among other things, the failure to discover diamond deposits but also the discovery of diamond deposits that are insufficient in quantity or quality to return a profit from production.

All of the claims and permits in which the Corporation has an interest are presently at the exploration stage and none has thus far been shown to contain a commercial ore body.  The business of diamond exploration in Canada can be a lengthy, time consuming, expensive process and involves a high degree of risk.  Upon discovery of a kimberlite, the primary host-rock for diamonds, several stages of assessment are required before its economic viability can be determined.  The stages include a determination of the grade of the deposit (carats of diamonds per tonne of rock), the value of the diamonds (US$ per carat) and the size of the deposit (tonnage), as well as the costs of recovering and marketing the diamonds.

Economic development of a diamond property will only be possible if favourable results are obtained at each stage of the assessment.  Although the Corporation has reported recoveries of diamonds from material extracted from kimberlite occurrences on the Corporation’s properties, the amount of material thus far extracted is small and continuity of the diamond content of the kimberlitic body is not assured and cannot be assumed.  The development of a diamond mine in Canada has typically taken between seven and ten years from the initial discovery of the deposit.  Few diamond deposits discovered are ultimately developed into producing mines.

There is no assurance that the Corporation’s diamond exploration activities will result in any discoveries of commercial bodies of ore.  The long-term profitability of the Corporation’s operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish resources and reserves through drilling and to develop the mining facilities, processing plans and associated infrastructure at any site chosen for mining.  Most of the Corporation’s property interests are located in remote, undeveloped areas and the availability of infrastructure such as surface access, skilled labour, fuel and power at an economic cost, cannot be assured.  These are integral requirements for exploration, development and production facilities on mineral properties.  Power may need to be generated on site.

Although substantial benefits may be derived from the discovery of a major diamond deposit, no assurance can be given that diamonds will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

DIAMOND MARKETS

The marketability of diamonds acquired or discovered by the Corporation may be affected by numerous factors that are beyond the control of the Corporation and that cannot be accurately predicted.  These factors include market fluctuations, the proximity and capacity of processing and facilities and the performance of processing equipment.  Other potential factors are government regulations, including those related to royalties, allowable production, importing and exporting of diamonds, requirements for “value added” processing of rough diamonds in Canada and environmental protection.  Any of these factors, or two or more in combination, may result in the Corporation not receiving an adequate return of investment capital.

The mining industry, in general, is competitive.  Accordingly, there is no assurance that, even if commercial quantities of diamonds are discovered, a profitable market will exist for the sale of the diamonds produced.  Factors beyond the control of the Corporation may affect the marketability of any diamonds or other minerals discovered.  Pricing is affected by many factors beyond the Corporation’s control including international economic and political trends, global or regional consumption and demand patterns, currency exchange rates, increased production and the influence of the world’s major diamond producing companies.  There is no assurance that the price of diamonds recovered from any diamond deposit will be such that they can be mined at a profit.

TITLE RISKS

Although the Corporation has exercised the usual due diligence with respect to determining title to properties in which it has a material interest, there is no guarantee that title to these properties will not be challenged or impugned.  The Corporation has not conducted surveys of the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims have not been confirmed.  The Corporation’s mineral property interests may be subject to prior unregistered agreements or transfers or aboriginal land claims and title may be affected by undetected defects.

ENVIRONMENTAL REGULATIONS, PERMITS, AND LICENCES

The Corporation’s operations are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, safety and other matters.  Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations.

The current operations of the Corporation require permits from various governmental authorities.  In addition, these operations are governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  There can be no assurance that all permits which the Corporation may require for its operations and exploration activities will be obtainable on reasonable terms or on a timely basis or that the applicable laws and regulations would not have an adverse effect on any mining project which the Corporation might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations may be required to compensate those incurring loss or damage by reason of mining activities and may be liable for the payment of civil or criminal fines or penalties imposed for violations of applicable laws or regulations particularly environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation.  In turn, this could result in increased capital expenditures or production costs or reduced levels of production at producing properties or require abandonment or delays in development of new mining properties.

COMPETITION AND AGREEMENTS WITH OTHER PARTIES

The mining industry is competitive in all its phases, and the Corporation competes with other companies that have greater financial resources and technical capabilities.  Competition could adversely affect the Corporation’s ability to acquire suitable producing properties or prospects for mineral exploration in the future.

The Corporation may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party.  In those circumstances, the Corporation’s interest in the properties subject to agreements could be reduced as a result.  Also, if other parties to such agreements do not meet their share of such costs, the Corporation may not be able to finance the expenditures required to complete recommended programs.

6.                                      DIVIDENDS

In light of Ashton’s present circumstances as an exploration-stage company, the Corporation has no expectation of sales, revenues, profits or earnings until one of its exploration projects has reached commercial production.  Given its resulting financial status, the Corporation has not, since inception, declared or paid any dividends on its common shares and does not currently plan to pay dividends.  Payment of any future dividends will be at the discretion of the Board of Directors after taking into account many factors, including the Corporation’s operating results, financial condition and current and anticipated cash needs.

7.                                      DESCRIPTION OF CAPITAL STRUCTURE

COMMON SHARES AND PREFERRED SHARES

The authorized share capital of the Corporation consists of an unlimited number of common shares and an unlimited number of preferred shares.  As at the date of this Annual Information Form, 84,137,875 common shares and no preferred shares of the Corporation were issued and outstanding.

The holders of the common shares are entitled to one vote for each common share held at all meetings of shareholders of the Corporation, other than meetings at which only the holders of another class or series of shares are entitled to vote separately as a class or series.  In addition, the holders of the common shares are entitled to receive any dividend declared by the Corporation in respect of the common shares and to receive the remaining property of the Corporation upon dissolution.

The preferred shares have attached thereto the following rights, privileges, restrictions and conditions:

(a)                                  The preferred shares may at any time, and from time to time, be issued in one or more series, in accordance with and subject to the provisions of the laws governing the Corporation, as now existing or hereafter amended.  The directors of the Corporation shall, subject to the provisions of those laws, the provisions of the Articles of the Corporation and to any conditions attaching to any outstanding series of preferred shares, by resolution duly passed before the issue of any preferred shares of any series fix the number of shares in and determine the designation, rights, privileges, restrictions and conditions attaching to the preferred shares of such series.

(b)                                 So long as any preferred shares are outstanding, the preferred shares of each series shall rank both with regard to dividends and return of capital in priority to the common shares and over any other shares ranking junior to the preferred shares, and the preferred shares of each series may also be given such other preferences over the common shares and any other shares ranking junior to the preferred shares as may be determined as to the respective series authorized to be issued.  The priority, in the case of cumulative dividends, shall be with respect to all prior completed periods in respect of which such dividends were payable plus such further amounts, if any, as may be specified in the provisions attaching to a particular series and in the case of non-cumulative dividends, shall be with respect to all dividends declared and unpaid.

(c)                                  The preferred shares of each series shall rank on a parity with the preferred shares of every other series with respect to priority in payment of dividends and return of capital in the event of liquidation, dissolution or winding up of the Corporation.

STOCK OPTIONS AND WARRANTS

The Corporation has a stock option plan (the “Stock Option Plan”) pursuant to which the Compensation Committee of the Board of Directors or the Board of Directors are authorized to grant options to directors, officers and eligible employees of the Corporation and its subsidiaries to purchase up to 8,500,000 common shares (representing 10.1 percent of the number of issued and outstanding shares of the Corporation as at the date of this Annual Information Form).  As at the date of this Annual Information Form, the following options were outstanding under the Stock Option Plan:

Number of Options/Shares	Expiry Dates	Exercise Prices
4,414,450	August 26, 2006 to December 1, 2015	$0.65 to $4.67

Escrowed Shares

In accordance with the escrow policies of the Toronto Stock Exchange (the “TSX”), ACPL entered into an agreement on October 13, 1993 with the TSX, the Corporation and Computershare Trust Company of Canada (the “Trustee”), pursuant to which the Trustee holds on deposit 4,912,249 common shares owned by ACPL (the “Escrowed Shares”).  The Escrowed Shares may be earned from escrow based upon performance releases as set out in the TSX Founder Stock Policy, or at any other time with the consent of the TSX and any other applicable Canadian securities commission or similar regulatory authority.

As at the date of this Annual Information Form, the warrants listed in the table below were outstanding.  Each of these warrants can be exercised to purchase one common share of the Corporation.  The Corporation issued the warrants in connection with private placements of the Corporation’s common shares (see Section 4, “Narrative Description of the Business”, above).

Number of Warrants/Shares	Expiry Date	Exercise Price
2,500,000	May 19, 2007	$1.30
125,000	June 6, 2006	$1.30

8.                                      MARKET FOR SECURITIES

The Corporation’s common shares trade on the TSX under the symbol “ACA”.

Set forth below are the high, low and closing prices of the Corporation’s common shares on the Toronto Stock Exchange for each month during the year ended December 31, 2005 as well as the trading volume for each month of the year.

Month	High	Low	Close	Volume

January 2005	1.35	0.91	1.16	138,675

February 2005	1.55	1.12	1.34	107,905

March 2005	1.79	1.25	1.48	155,009

April 2005	1.52	1.13	1.23	110,366

May 2005	1.35	1.03	1.13	30,828

June 2005	1.25	1.08	1.22	34,509

Month	High	Low	Close	Volume

July 2005	1.30	1.14	1.19	24,075

August 2005	1.28	1.11	1.18	30,872

September 2005	1.24	1.10	1.15	39,400

October 2005	1.15	0.99	1.14	27,675

November 2005	1.40	1.04	1.11	84,672

December 2005	1.45	1.06	1.30	85,685

9.                                      DIRECTORS AND OFFICERS

Each of the persons whose name appears below is currently a director or officer of the Corporation.  Each director holds office from the date of his election or appointment until the next annual meeting of the Corporation or until he sooner ceases to hold office.

Name, Office Held(1) and Municipality of Residence	Principal Occupation(2)	Date First Appointed
Robert T. Boyd President, Chief Executive Officer and Director Vancouver, British Columbia	President and Chief Executive Officer	June 1, 2000
John B. Cole((3) Director Thornbury, Ontario	Private Investor	August 26, 1993
G. Bernard Coulombe(3)(6) Director Asbestos, Québec	President and Chief Executive Officer, Mine Jeffrey Inc.; President and Director, Niocan Inc.	July 1, 2004
Pierre B. Lebel(3)(4)(8) Director North Vancouver, B.C.	Chairman and Director, Imperial Metals Corporation	February 14, 2005
Dr. Alfonso E. Grau(4)(5)(7) Director Oakville, Ontario	Business Consultant	March 1, 2001
David H. Watkins(4)(5) Director Vancouver, B.C.	President and Chief Executive Officer, Atna Resources Ltd.	February 14, 2005
Stephen J. Jopling(5)(9) Wiltshire, United Kingdom	Business Consultant	April 29, 2005
Brooke P. Clements Vice President, Exploration North Vancouver, British Columbia	Vice President, Exploration	August 1, 1999

Name, Office Held(1) and Municipality of Residence	Principal Occupation(2)	Date First Appointed
Alessandro Bitelli Vice President, Finance North Vancouver, British Columbia	Vice President, Finance	March 13, 1995
Michael J. Hardin General Counsel and Corporate Secretary West Vancouver, British Columbia	General Counsel and Corporate Secretary	January 1, 1998

Notes:

(1)          The Board of Directors does not presently have an Executive Committee.

(2)          During the past five years, each of the directors of the Corporation has been engaged in his current principal occupation as specified in this table, except as otherwise set out in the following notes to this table.

(3)          Member of the Audit Committee.

(4)          Member of the Corporate Governance Committee.

(5)          Member of the Compensation Committee.

(6)          Until 2002, Mr. Coulombe was President and Chief Executive Officer of Mine Jeffrey Inc. (“Mine Jeffrey”) when that entity sought protection under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”).  Raymond Chabot Inc. then retained Mr. Coulombe as a mining consultant for Mine Jeffrey.  He resumed the position of President and Chief Executive Officer of Mine Jeffrey in December 2004 following the approval by the Superior Court of Québec of a Plan of Arrangement pursuant to the CCAA.

(7)          Dr. Grau was Senior Vice President, Business Development of Montreal-based Rio Tinto Iron & Titanium Inc. until December 2002.

(8)          Until 2002, Mr. Lebel was President, Imperial Metals Corporation, and became Chairman of that corporation in 2003.  In 2002, he was a Director of Imperial Metals Corporation when that entity, as it then existed, implemented a Plan of Arrangement pursuant to the CCAA and the Company Act (British Columbia) that resulted in the creation of two publicly-traded corporations, the present Imperial Metals Corporation, a mining company, and IEI Energy Inc. (now Rider Resources Ltd.), an oil and gas company.

(9)          Mr. Jopling was appointed in 1996 to the position of General Manager, Commercial, Africa Europe Region, Rio Tinto Mining and Exploration Limited, a wholly-owned subsidiary of Rio Tinto plc, and retired as of December 31, 2005.

In the aggregate, the directors and officers of Ashton beneficially own, directly or indirectly, or exercise control or direction over, 473,000 common shares of Ashton representing approximately 0.6 percent of the total number of issued and outstanding common shares of the Corporation as at March 1, 2006.

10.          REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Corporation’s common shares is Computershare Investor Services Inc., at its office in Vancouver, British Columbia.

11.          INTERESTS OF EXPERTS

NAMES OF EXPERTS

Brooke P. Clements, M.Sc., P.Geol., is Vice President, Exploration of Ashton and a “Qualified Person” for the purposes of NI 43-101.  Mr. Clements is responsible for the design and conduct of all of Ashton’s exploration programs and for the verification and quality assurance of analytical results.

Alan O’Connor, B.Sc., P. Geol., a Project Manager employed by Ashton and a “Qualified Person” for the purposes of NI 43-101, is the co-author responsible for the preparation of the Foxtrot Technical Report.

Isabelle Lépine, M.Sc., P.Geol., a Geologist employed by Ashton and a “Qualified Person” for the purposes of NI 43-101, is the co-author responsible for the preparation of the Foxtrot Technical Report.

INTERESTS OF EXPERTS

Each of the experts named above is an employee of the Corporation and each has been granted stock options that, when exercised, entitle the holder to acquire less than one per cent of the Corporation’s issued and outstanding common shares.

12.          AUDIT COMMITTEE

The mandate of the Audit Committee is set out in the Charter of the Audit Committee that was approved by the Board of Directors   The complete text of this document is included as Schedule A to this Annual Information Form.

COMPOSITION OF THE AUDIT COMMITTEE

As at March 1, 2006, the Audit Committee is composed of three members: John B. Cole, Chairman; G. Bernard Coulombe; and Pierre B. Lebel.  Each member of the Audit Committee is independent and is considerate financially literate under Multilateral Instrument 52-110.

RELEVANT EDUCATION AND EXPERIENCE

Mr. Cole is a chartered accountant and a graduate of McGill University in electrical engineering.  He worked with Coopers & Lybrand, a predecessor firm of PricewaterhouseCoopers LLP, for 29 years.  Mr. Cole served as the partner in charge of the audit practice at Coopers & Lybrand’s Toronto office for three years and acted as Chairman of the firm’s Audit Committee for five years.  Mr. Cole was Chairman of CCAF-FCVI from 1993-1998, an entity formerly known as the Canadian Comprehensive Auditing Foundation.

Mr. Coulombe is a geological engineer by training.  He has been employed by Mine Jeffrey Inc. for more than 30 years in positions of increasing seniority including President and Chief Operating Officer from 1991 to 2002.  He was a Director of Placer Dome Inc. from 1994 to 2005 and has served on several committees of Placer’s board.  Mr. Coulombe is also President and a Director of Niocan Inc.  He is a member of the Order of Professional Engineers of Quebec, the Canadian Council of Engineers and the Canadian Institute of Mining, Metallurgy and Petroleum.  He brings to the Audit Committee significant experience in operations, commercial activities and financial transactions.

Mr. Lebel received his law degree from the University of Western Ontario and the degree of Master of Business Administration from McMaster University.  He has more than 25 years of experience in mineral exploration, project financing, mine construction and commercial operations.  In 2003, he was appointed Chair of Imperial Metals Corporation, a copper, gold and molybdenum producer, following 16 years as Imperial’s President and CEO.  Mr. Lebel also serves as Chair of Asia Gold Corporation and as a Director of Home Equity Income Trust, Jinshan Gold Mines Inc., Sepp’s Gourmet Foods Ltd. and zed.i solutions inc.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee discusses annually at the beginning of the year the approval of any non-audit services that the Corporation’s auditor, PricewaterhouseCoopers LLP, Chartered Accountants (“PWC”)  may provide without the further authorization of the Audit Committee.  Any approval that the Audit Committee grants is not “blanket” in nature and applies to specific non-audit services only.  Management informs the Audit Committee of each non-audit service that the Auditor provides during the course of the year.

EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY

The aggregate fees billed by the Corporation’s auditor, PWC, during the year ended December 31, 2004 and 2005 are as follows:

	Audit Fees	Audit Related Fees	Tax Fees(1)	All Other Fees
2005	$27,937	nil	$3,750	nil
2004	$18,698	nil	$3,750	$2,000(2)

Notes:

(1)          Tax fees relate to the review of the corporate tax returns of Ashton and its subsidiaries for the fiscal year ended October 31, 2004 and 2005.

(2)          Fees paid for a representative of the Corporation to attend a course offered by PWC on the design and implementation of internal and disclosure procedures and controls.

13.          ADDITIONAL INFORMATION

Additional information, including that relating to directors’ and officers’ remuneration, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, interests of insiders in material transactions and corporate governance practices, is contained in the Corporation’s management proxy circular for the annual meeting of shareholders to be held on April 27, 2006, which is incorporated herein by reference and is available under the Corporation’s name through SEDAR at www.sedar.com.

Additional financial information is provided in the Corporation’s comparative financial statements and management’s discussion and analysis for the year ended December 31, 2005, which are also incorporated herein by reference.

Copies of all materials incorporated by reference herein and additional information relating to the Corporation are available under the Corporation’s name through SEDAR at www.sedar.com.

Dated at North Vancouver, British Columbia, March 1, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

“M. J. Hardin”

Michael J. Hardin
General Counsel and Corporate Secretary

SCHEDULE A

ASHTON MINING OF CANADA INC.

Audit Committee Charter

Ashton Mining of Canada Inc. (the “Corporation” or “Ashton”) fulfills its corporate governance obligations by complying with, or exceeding, the applicable requirements set out in the Corporation’s by-laws and established under laws and regulations of general application.  The Audit Committee (the “Committee”) of the Board of Directors (the “Board”) is central to the fulfillment of the applicable obligations.  Accordingly, this Charter describes the constitution and mandate of the Committee.

Constitution

The Committee shall consist of not less three directors appointed by the Board.  Each member of the Committee must be independent and “financially literate”.

“Financially literate” means that the member, by his or her education or experience, has the ability to read and understand a set of financial statements that presents accounting issues whose nature and complexity are comparable to those which are present in the financial statements of the Corporation.

Objectives

The role of the Committee is to:

1.               make recommendations to the Board regarding the appointment, retention and level of compensation of the external auditor;

2.               approve, in advance, all non-audit services provided to the Corporation by the external auditor;

3.               evaluate the work of the external auditor and receive confirmation of its independence;

4.               provide a means of communication between the Board, management and the external auditor on matters relating to financial reporting;

5.               provide the necessary oversight over:

a.               the integrity, adequacy and timeliness of the Corporation’s financial reporting and disclosure practices, including the preparation of financial statements;

b.              the processes for identifying the Corporation’s principal financial risks and the control systems to monitor those risks;

c.               the Corporation’s compliance with legal and regulatory requirements related to financial reporting; and

d.              the Corporation’s insurance program and practices to identify insurable risks and retain a prudent, cost effective insurance coverage; and

ii

6.               perform any other activities consistent with its mandate, the Corporation’s by-laws and laws of general application as the Committee or Board deems necessary or desirable.

Responsibilities

The Committee’s principal role is one of oversight.

Accordingly, management remains responsible for preparing the Corporation’s financial statements and other financial information and for presenting the information contained in the financial statements fairly and in accordance with GAAP.  Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The external auditor’s responsibility is to audit the Corporation’s financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, whether the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Corporation in accordance with GAAP.  Given that the external auditor is accountable to the Board and the Committee as representatives of the Corporation’s shareholders, the external auditor shall report directly to the Committee.

In performing its oversight responsibilities, the Committee shall:

1.               on an on-going basis, review and assess the adequacy of its mandate and recommend any proposed changes to the Board for approval;

2.               on an on-going basis, monitor the independence of the external auditor by reviewing all relationships between the external auditor and the Corporation and all non-audit work performed for the Corporation by the external auditor;

3.               review with the external auditor and management the annual plan for the audit of the financial statements before commencement of the work;

4.               review with the external auditor the results of the auditor’s work and any problems or difficulties that were encountered, and assess management’s responses thereto;

5.               review with management and the external auditor the annual audited financial statements and “Management Discussion and Analysis” reports, before filing or distribution, including matters requiring review pursuant to laws and regulations of general application;

6.               review with management (or ensure that the full Board does so) the quarterly unaudited financial statements and “Management Discussion and Analysis” reports, before filing or distribution, including matters required to be reviewed under laws and regulations of general application;

7.               review with management, as appropriate, news releases and any other form of disclosure containing earnings and other material financial information;

8.               review with management and the external auditor the adequacy and effectiveness of the Corporation’s accounting and financial controls and the adequacy and timeliness of its financial reporting processes;

iii

9.               review with management and the external auditor the quality and appropriateness of the Corporation’s financial reporting and accounting standards and principles and significant changes to those standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made;

10.         review with management and the external auditor the treatment and disclosure of significant related party transactions and potential conflicts of interest;

11.         review with management:

a.               its assessment of the risk of fraud within the Corporation’s operations and with regard to financial reporting; and

b.              established procedures for the detection of fraud within the Corporation’s operations and with regards to financial reporting and actions taken by management upon identification of actual or suspected cases of fraud;

12.         ensure that adequate procedures are in place for the receipt, retention and treatment of:

a.               complaints regarding accounting, financial disclosure, internal controls or auditing matters; and

b.              confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters;

13.         review the appointment of the Corporation’s Chief Financial Officer and any other key financial executives involved in the financial reporting process; and

14.         subject to the approval of the Board of Directors, conduct or authorize investigations into any matter that the Committee believes is within the scope of its responsibilities.  The Committee has the authority to retain, at the Corporation’s expense, independent counsel, accountants or other advisors to assist it in the conduct of any investigation.

Reporting and Proceedings

The Committee will report to the Board of Directors on a timely basis on the performance of its duties, the results of reviews it has undertaken and any associated recommendations.  The Committee will periodically meet separately with the external auditor and senior management.

The proceedings of the Committee will conform to the requirements of the Canada Business Corporations Act and other laws and regulations of general application.

Directors who are not members of the Committee are entitled to receive copies of minutes of all meetings of the Committee.